Exhibit 99.1

ELBIT IMAGING ANNOUNCES THAT GAMIDA CELL’S HAS COMPLETED A

$40M PRIVATE FINANCING

Tel Aviv, Israel, July 10 2017, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today, in further to its announcements dated March 8 and June 19, 2017, that it was informed by Gamida Cell Ltd. ("Gamida"), an indirect associate of the Company, regarding the following:

1.	An approximately $40 million private financing investment has been completed (“the Investment”).

2.	The Investment was led by Shavit Capital Fund joined by the pharmaceutical company Novartis and additional investors, including VMS Investment Group, Israel Biotech Fund, IHCV and Clal Biotechnology Industries (the “Investors”).

3.	Following the Investment, a preferred shares were allotted to the Investors, based on $120 million pre-money valuation to Gamida Cell (the “Allotted Shares”).

4.	In addition, the investors received options to preferred shares in the amount of 60% of the Allotted Shares. The exercise price of the options is 120% of the shares price which have been paid on the Investment closing date. The options will expire 5 years after the Investment closing date.

5.	The Company's subsidiary, Elbit Medical Technologies Ltd. (TASE: EMTC-M) (89.7% and 86.1% on a fully diluted basis), ("Elbit Medical") didn’t take part in the Investment. Following the closing of the Investment, Elbit Medical holds approximately 17.87% of the share capital in Gamida (13.63% on a fully diluted basis). As of the date herein, there is no certainty that the Investors will exercise their options.

6.	Gamida informed the Company that the Investment proceeds will be used to complete Nicord©’s Phase III clinical trial and to prepare for product commercialization by expanding its in-house manufacturing capacity, expanding Gamida’s presence in the US, as well as continuing to develop additional pipeline products.

7.	Gamida Cell has commenced Phase III trial of NiCord© for patients with blood cancer and Lymphoma Cancer. NiCord© has an FDA Breakthrough Therapy Designation as well as FDA and EMA orphan drug designations. In addition, Gamida Cell is conducting a Phase II trial for patients with hematological diseases such as sickle cell disease.

8.	As of today, NiCord© is in a clinical stage of development and there is no certainty that it will be marketed on a commercial basis.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information:

Company Contact
Ron Hadassi
Chairman of the Board of Directors
Tel: +972-3-608-6048 Fax: +972-3-608-6050
ron@elbitimaging.com